SKADDEN, ARPS, SLATE, MEAGHER & FLOM

October 10, 2017

CONFIDENTIAL

Dietrich King

Jessica Livingston

Gus Rodriguez

Marc Thomas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	PPDAI Group Inc.

Supplemental Submission to the Staff

CIK No. 0001691445

Dear Mr. King, Ms. Livingston, Mr. Rodriguez and Mr. Thomas:

On behalf of our client, PPDAI Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the remarks made by the Staff during the Company’s telephone discussion with the Staff on October 6, 2017 (the “October 6 Call”) relating to certain comments contained in the Staff’s letter dated August 28, 2017 and additional comment from the Staff during the Company’s telephone discussion with the Staff on September 28, 2017. The Staff’s remarks on the October 6 Call are repeated below in bold, and are followed by the Company’s response.

Securities and Exchange Commission

October 10, 2017

Capitalized terms used but not otherwise defined herein have the meanings set forth in the draft registration statement on Form F-1 submitted by the Company via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act on September 12, 2017 (the “Revised Draft Registration Statement”).

Notes to Consolidated Financial Statements

2. Summary of Significant Account Policies, page F-10

(i) Fair Value Measurement, page F-16

1.	As prescribed in ASC 820-10-35-53 to 54A, when unobservable inputs are used in determining fair value, such unobservable inputs shall reflect the assumptions that market participants would use. A measurement that does not include an adjustment for risk would not represent a fair value measurement if market participants would include one when pricing the asset or liability. For example, it might be necessary to include a risk adjustment when there is significant measurement uncertainty. Please tell us how you have considered whether a risk adjustment is necessary in your unobservable inputs and whether such adjustment would result in a material difference to your fair value measurement of the IRF derivative at inception.

As prescribed in ASC820-10-35-53 to 54A, unobservable inputs shall reflect the assumptions that market participants would use. In developing unobservable inputs, a reporting entity may begin with its own data, but it shall adjust those data if reasonably available information indicates that other market participants would use different data or there is something particular to the reporting entity that is not available to other market participants. Additionally, ASC 820-10-35-54 states that it might be necessary to include a risk adjustment when there is significant measurement uncertainty.

As explained in the Company’s supplemental response letter dated October 2, 2017, the Company does not believe adjustment to the default rate is necessary as there is nothing particular to the Company that is not available to other market participants; the default rate is a characteristic of the loan and not dependent on who operates the investment program.

Securities and Exchange Commission

October 10, 2017

The Company respectfully advises the Staff that it further considered whether a risk adjustment to the historical default rate or discount rate was necessary to reflect the measurement of uncertainty from a market participant’s perspective. The Company considered the potential risks of uncertainty relating to 1) macro-economic factors, 2) the regulatory environment in China, and 3) the unique nature of this derivative and the potential lack of marketability.

Based on its calculations and quantitative assessment, the Company concluded that any adjustment would not be material to its historical financial statements. This is primarily because of 1) the stable macro-economic environment, 2) the extensive number of borrowers making up the loan portfolio, 3) the short-term nature of the underlying loan portfolio, 4) the consistent application of the Magic Mirror Model and relatively stable vintage delinquency rates over the past eight quarters, and 5) our monthly updates to the default rates reflecting the most updated data.

After considering the potential adjustment for risks in the valuation, the Company’s management and its independent registered public accounting firm agree that the valuation methodology applied by the Company complies with the requirements under ASC 820 in all material respects.

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Securities and Exchange Commission

October 10, 2017

If you have any questions regarding the responses set forth above, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Jimmy Leung, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-21-2323-3355 or via email at jimmy.leung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jun Zhang, Chairman and Chief Executive Officer, PPDAI Group Inc.

Simon Tak Leung Ho, Chief Financial Officer, PPDAI Group Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jimmy Leung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Sean Fu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP